

February 19, 2021

Stephen Lasota
Chief Financial Officer
COWEN INC.
599 Lexington Avenue
New York, New York 10022

Re: **COWEN INC.**
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 4, 2020
Form 10-Q for the Quarter Ended September 30, 2020
Filed October 29, 2020
Form 8-K Filed October 27, 2020
File No. 001-34516

Dear Mr. Lasota:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance